Exhibit 99.58

Intermap Announces Third Quarter Revenue Grew 241% Year-Over-Year

Company reported revenue of $5 million, net income of $1.1 million

Airborne platform accelerating data collection for Indonesian mapping program

Affirming 2024 guidance of $16-18 million in revenue with ~25% adjusted EBITDA margin

Conference call today at 4:30 pm EST to discuss results

DENVER, Nov. 14, 2024 -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced results for the third quarter of 2024.

Financial Highlights

●	Revenue of $5 million, up 241% from $1.5 million in the third quarter of 2023
●	Acquisition Services revenue grew to $2.9 million from nil in the third quarter of 2023 as the Company accelerated data collection for the Indonesian mapping program
●	Value-added Data revenue increased to $1.1 million, compared with $0.4 million in the third quarter of 2023
●	30% adjusted EBITDA margin, compared with a loss in the third quarter of 2023 as the Company benefited from operating leverage with higher revenue and attractive contribution margins

“Intermap is building long-term, sustainable value for shareholders and executing our business strategy,” said Patrick A. Blott, Intermap Chairman and CEO. “We’re deployed in Indonesia where we’re leveraging specialized sensors, proprietary processing and advanced AI/ML technology to deliver mission-critical, strategic geospatial solutions. We look forward to a long-term, multi-faceted partnership with Indonesia.”

“Our global perils and defense businesses are thriving because there is no substitute for Intermap’s exquisite global-scale, military quality location data,” Mr. Blott continued. “In a time of unprecedented natural catastrophes and conflict, Intermap provides clients around the world with precision elevation data that saves lives and property. As our customers see the value of this data in the wake of recent events, they are renewing and expanding their contracts.”

Intermap continues to execute on its Indonesia mapping program, leveraging AI/ML and other advanced proprietary technology. With recent advances in production processing automation combined with unmatched expertise and experience in feature extraction and radar interpretation, Intermap completed the first 5,900+ map sheets at 1:5,000-scale in fewer than 3.5 months from day one of data acquisition. This set of map sheets represents over 25,000 square kilometers of contiguous area coverage of elevation and multi-band, orthorectified radar imagery deliverables; it also includes an orthorectified, full-feature stack with land, feature and object classifications. The initial processing was accomplished in parallel with ongoing production of the remaining 85% of Phase 1 of the project. All remaining deliverables will follow in a shorter timeframe relative to the initial delivery.

Financial Results, Business Highlights and Business Outlook by Segment

Acquisition Services

●	Financial Results

	○	Revenue for the quarter totaled $2.9 million, compared with nil for the prior year quarter. The increase is due to acceleration of data collection for the Sulawesi contract. Last year, Intermap experienced a delay in the award of key government contracts, reducing its acquisition services revenue

●	Business Highlights

	○	Acquired 15% of the data as part of the Company’s Sulawesi contract, which represents approximately 10% of Indonesia’s land mass

●	Business Outlook

	○	As Indonesia’s partner for phase one of Indonesia’s national topographic basemap program, Intermap is establishing the foundation for a multiyear Acquisition and Value-added Data partnership to support Indonesia’s One Map initiative through 2028
	○	One Map’s progress and World Bank’s recent approval for a $653 million Integrated Land Administration and Spatial Planning project underscores the importance of precise 3D geospatial data to fulfill mission-critical strategic data infrastructure requirements
	○	Intermap is well positioned to capitalize on this trend and anticipates further wins and the expansion of existing contracts throughout Southeast Asia

Value-added Data

●	Financial Results

	○	Revenue increased to $1.1 million for the quarter compared with $0.4 million for the prior year quarter. The increase was primarily due to the expansion of the U.S. Air Force contract

●	Business Highlights

	○	Selected with CACI, Inc. by the National Geospatial-Intelligence Agency as one of the qualified vendors for an important program, with a total project value of up to $290 million over five years – 10x the size of the initial budget
	○	Won a second phase in its prime contract with the U.S. Air Force to support its development of navigation solutions for GPS-denied environments. Revenue in this second phase is 5x the size of phase one

●	Business Outlook

	○	Customers continue to renew and add capacity as their usage surpasses their expectations and contract limits. Further bolstering subscription revenue, customers are adding on Intermap’s innovative solutions

Software and Solutions

●	Financial Results

	○	Revenue decreased slightly to $1.0 million from $1.1 million for the third quarters of 2024 and 2023, respectively. While recurring subscription revenue increased 3%, 2023 included $0.2 of one-time set up fees that were not duplicated in the third quarter of 2024
	○	Excluding one-time payments from two European accounts, Intermap’s continuing global customers grew subscription revenue 8% to $0.8 million in the third quarter compared with the same period a year ago
	○	For the first nine months of 2024, Software and Solutions revenue represented 30% of total revenue

●	Business Highlights

	○	Expanded the multiyear subscription contract value with a Top-15 global insurance carrier by over 50%

●	Business Outlook

	○	The Company projects its insurance software subscription business to continue growing at a CAGR of approximately 20% over the next few years

Operating Costs

●	Increased to $3.5 million, compared with $2.1 million for the prior year quarter, driven by an increase of $1.2 million in Purchased Services & Materials and $162 thousand in deployment travel
●	Both cost increases were related to increased activity, subcontractor and other project related costs for the data acquisition project that accelerated in the third quarter of 2024

Balance Sheet & Capital Expenditures

Cash and accounts receivable totaled $1.5 million at September 30, 2024. Cash milestone payments for Indonesia are heavily weighted towards finished product deliveries during the fourth quarter of 2024 and first quarter of 2025.

In the third quarter, the Company raised aggregate gross proceeds of approximately CAD $3,305,956 through the issuance of an aggregate 7.3 million Class “A” common shares at a price of CAD $0.45 per common share. Aggregate net proceeds are being used for the execution of contracts with the Indonesian government, U.S. Air Force and other clients as well as for working capital.

Following a successful capital upgrade and certification of its sensor payload and airborne platform to meet stringent geospatial data specifications in Indonesia, total assets increased by $4.4 million to $8.9 million.

2024 Guidance

Intermap affirms its 2024 guidance for total bookings in the range of $20 – 25 million, with revenue in the range of $16 – 18 million and Adjusted EBITDA margin of approximately 25%.

Q3 2024 Conference Call today at 4:30pm EST

Intermap’s CEO Patrick A. Blott, CFO Jennifer Bakken and COO Jack Schneider will host a live webinar today, at 4:30 pm ET / 2:30 pm MT to review the results, provide Company updates and answer investor questions following the presentation.

Intermap invites shareholders, analysts, investors, media representatives and other stakeholders to attend the earnings webinar to discuss Q3 2024 results.

Webinar Details

DATE:	Thursday, November 14, 2024
TIME:	4:30 pm ET / 2:30 pm MT
WEBINAR:	Register

Investor Conferences

Intermap Chairman and CEO Patrick Blott presented on September 26, 2024 at Planet MicroCap Showcase: VANCOUVER 2024 and will continue to meet investors at industry conferences.

Quarterly Filing

The Company’s consolidated financial statements for the quarter ended September 30, 2024, along with management’s discussion and analysis for the corresponding period and related management certifications for third quarter financial results will be filed on SEDAR+ at www.sedarplus.ca on November 14, 2024.

Adjusted EBITDA is a non-GAAP measure. The term Earnings before interest, taxes, depreciation and amortization (EBITDA) consists of net loss and excludes interest (financing costs), taxes, and depreciation. Adjusted EBITDA also excludes share- based compensation, fair value adjustments and foreign currency translation.

See “Reconciliation of Non-GAAP Measures” in Company’s Management’s Discussion and Analysis filed on SEDAR+ at www.sedarplus.ca.

Learn more about Intermap at intermap.com/investors.

Intermap Reader Advisory

Certain information provided in this news release constitutes forward-looking statements, including reference to revenue, bookings and adjusted EBITDA projections or growth. The words "anticipate", "expect", "project", "estimate", "forecast", “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQX: ITMSF) is a global leader in geospatial intelligence solutions. The Company’s proprietary 3D NEXTMap® elevation datasets and value-added geospatial collection, processing, analytics, fusion and orthorectification software and solutions are utilized across a range of industries that rely on accurate, high-resolution elevation data. Intermap helps governments build authoritative geospatial datasets and provides solutions for base mapping, transportation, environmental monitoring, topographic mapping, disaster mitigation, smart city integration, public safety and defense. The Company’s commercial applications include aviation and UAV flight planning, flood and wildfire insurance, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation. For more information, please visit www.intermap.com.

For more information, please contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266